FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

March 30, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        ☒        Form 40-F        ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby submits the materials to be provided to security holders in connection with extraordinary general shareholders’ meeting held on May 12, 2004.

1. Notification to shareholders on General shareholders’ meeting

Wimm-Bill-Dann Foods Open Joint Stock Company (“WBD Foods”), located at d. 16/15, Yauzsky bulvar, room 306, Moscow, 109028, Russian Federation,

hereby notifies the shareholders of WBD Foods of an extraordinary general meeting of shareholders of WBD Foods to be held by way of remote voting.

Agenda of the general meeting of shareholders:

1.               Concerning participation of WBD Foods OJSC in non-profit organization “German Economy Union in the Russian Federation”.

Voting on this agenda item will be conducted using ballot papers.

Deadline for receipt of ballot papers: May 12, 2004, by 24:00 Moscow time.

Postal address to which to send completed ballot papers: d. 16/15, Yauzsky bulvar, room 306, Moscow, 109028, Russian Federation.

Date of preparation of the list of persons entitled to participate in the general meeting of shareholders: April 06, 2004 (at end of registrar’s business day).

Ballot papers expressing the shareholder’s vote must be signed by the shareholder, or by a representative of the shareholder on the basis of a power of attorney attached to the ballot paper and executed in the manner prescribed by article 57 of the Federal Law on Joint Stock Companies.

Materials relating to the agenda matter are attached to the ballot paper. Additionally, materials and documents to be provided to shareholders in preparation for the extraordinary meeting may be inspected at the location of WBD Foods from 10:00 to 16:00 (Moscow time) daily, except Saturday and Sunday.

WBD Foods OJSC Board of Directors

2. Draft Resolution of the General Meeting of Shareholders

1.             WBD Foods OJSC shall participate in “German Economy Union in the Russian Federation” (hereinafter — German Economy Union).

2.             WBD Foods OJSC Chairman of the Management Board Mr. S.A. Plastinin be charged to fulfill all required arrangements to participate in German Economy Union, including terms of participation definition.

BALLOT PAPER No 1

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter the “Company”)

Location: d. 16/15, Yauzsky bulvar, room 306, Moscow, 109028, Russian Federation

Form of meeting: remote voting

Deadline for receipt of ballot papers: May 12, 2004, by 24.00 Moscow time

Postal address to which to send ballot paper:
d. 16/15, Yauzsky bulvar, room 306, Moscow, 109028, Russian Federation

SHAREHOLDER:

Total number of votes held by shareholder:

Number of votes that may be voted by shareholder on this agenda item:

Voting on the first agenda item: Concerning participation of WBD Foods OJSC in non-profit organization “German Economy Union in the Russian Federation”.

Voting instructions:

(Please familiarize yourself with the procedure for filling out the ballot paper before marking your vote!)

The voter may select only one voting option, unless voting pursuant to the instructions of persons who acquired shares after the date of preparation of the list of persons entitled to participate in the meeting (“list preparation date”) or pursuant to the instructions of owners of depositary securities;

if more than one voting option is selected, the voter shall in the corresponding “number of votes cast” field specify the number of votes cast for that voting option, and make a note that the shares are being voted in accordance with the instructions of acquirers of shares assigned after the list preparation date and/or owners of depositary securities;

a person voting on the basis of a power of attorney issued with respect to shares assigned after the list preparation date shall in the corresponding “number of votes cast” field specify the number of votes cast for that voting option, and make a note that the shares are being voted on the basis of a power of attorney issued with respect to shares assigned after the list preparation date;

if not all shares were assigned after the list preparation date, the voter shall in the corresponding “number of votes cast” field specify the number of votes cast for the selected voting option, and make a note indicating the number of shares assigned after the list preparation date. If the same voting option is selected both for the voter’s shares and for shares assigned after the list preparation date (pursuant to the instructions of their acquirers), the votes shall be totaled.

Matter put to a vote (wording of resolution)

1.               WBD Foods OJSC shall participate in “German Economy Union in Russian Federation” (hereinafter — German Economy Union).

2.               WBD Foods OJSC Chairman of the Management Board Mr. S.A. Plastinin be charged to fulfill all required arrangements to participate in German Economy Union, including terms of participation definition.

VOTING OPTIONS

cross out the two undesired voting options

(leave only one voting option, except in the cases specified in the voting instructions)

FOR	AGAINST	ABSTAINED

Fields for cases specified in the voting instructions

Number of votes cast

The ballot paper should be signed by the shareholder (or his representative).

SIGNATURE

This ballot paper is void unless signed by the shareholder or shareholder’s representative!

(Individuals: also write surname and initials; legal entities: write the full name of the entity and the signing person’s title, surname and initials, and authority)

EXTRACTS FROM THE CHARTER OF NON-PROFIT ORGANIZATION “GERMAN ECONOMY UNION IN THE RUSSIAN FEDERATION”

Article 2.  Union’s objectives

Objectives of the Union activity:

•                  assistance to the trade and economic cooperation between the Federal Republic of Germany and Russian Federation in the close collaboration with the German Union of Commerce and Industry Chambers, Eastern Committee of German Economics and with its head organizations;

•                  coordination, representation and support of its members’ business interest in the context of assistance to the general economic cooperation between the Federal Republic of Germany and Russian Federation.

Item 2 of Article 3.

To achieve the objectives, stipulated in the Article 2 of the Charter the Union should perform the following activities:

•                  provision of information and advising;

•                  drawing up of accounts and assessments of Russian markets conditions;

•                  coordination and consolidation of the relationships between interested economic circles of  the Federal Republic of Germany and Russian Federation;

•                  representation of its members’ economic interests in relations with Russian and German institutions and administrations;

•                  carrying out of measures, for example such as presentations, symposia, seminars and press conferences;

•                  provision of close collaboration with German Union of Commerce and Industry Chambers, Eastern Committee of German Economics and with its head organizations;

•                  Performance of other activities focused on the Union’s objectives achievement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Natalya V. Gorbunova
Name:	Natalya V. Gorbunova
Title:	Representative by power of attorney
Dated 19.03.2004 No 9/03-02
Wimm-Bill-Dann Foods OJSC

Date:       March 30, 2004